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Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

Q&A: About the Merger

        Over the past couple of weeks, employees wanted more detail about the nature of the merger with Biogen, the future of jobs and benefits, and the way we will operate going forward. While some of the blanks can now be filled in, other questions will take time to address. The good news is that the Integration Planning Team had their second meeting this week and will be working as quickly as possible to make decisions about programs, processes, policies, and other aspects of our operation. We'll be able to provide more detail as decisions are made.

QUESTIONS OF THE DAY

Why are there more Biogen executives on the Integration Planning Team than IDEC executives?

        There are eight members of the Integration Planning Team (IPT) from Biogen and six from IDEC. Biogen possesses two key functions that IDEC currently lacks—a Chief Financial Officer and a Chief Information Officer. The purpose of the IPT is to assure a rapid, effective integration of IDEC and Biogen. This division of responsibilities across the IPT will allow it to review all functions within BIOGEN IDEC and make appropriate recommendations in a timely fashion. IPT members will be seeking input and support from employees in both companies.

Why did you mention a "special merger severance program for employees whose employment is terminated as a result of this merger" in the last Transition Update? Is there a plan to lay off employees?

        The Integration Planning Team is evaluating resources, capacity, and productivity in all existing IDEC and Biogen functional areas. Layoffs will result only from the need to eliminate redundant job functions, not to cut costs. But until that evaluation is complete, we can't say where, who, how, or when a layoff might happen. The severance program resulted from IDEC's and Biogen's financial "due diligence." It was developed to ensure consistency between both companies, and it was approved by the board of directors of both companies.

ABOUT OUR JOBS

With the merged resources today, what headcount profile do you see for San Diego, Oceanside and Cambridge within the next five years?

        Balancing issues of job redundancy with job growth is a key challenge for the organization and one that the integration planning team is beginning to address.

Will there be a move to establish part-time employment?

        Once we have a clearer picture of the new organization, we will determine how part-time employment opportunities would support staffing needs.

ABOUT THE MERGER

I've read some opinions in the press that this merger was a defensive move to fend off a potential acquisition from a larger company. Are we at all concerned that a bigger company might step in and make a bid for either IDEC or Biogen before the merger closes—especially since the stocks of both companies keep dropping?

        As of the end or trading on July 16th, BGEN and IDPH were both down only 5% vs. the day before the announcement. The threat of a larger acquirer is always present but today, at $36 per share, IDEC is far more expensive and difficult to acquire then say in February, when our stock was trading at $28-$30 per share. So the risk is lower and we don't expect any other bidders.

It seems like neither company has product in late phase trials, yet we keep reading about the strength of the combined pipeline. How do we plan to fill that gap?

        Since the combined company will have synergies that it can reinvest, the plans are for more aggressive support of our pipeline as well as a more aggressive effort in in-licensing programs.

In a merger of equals how is decision making accomplished?

        In our planned structure, although the CEO will report to the Executive Chairman, the two individuals will make decisions independently with respect to their areas of expertise. The organizational structure at BIOGEN IDEC is designed to ensure collaboration and balanced decision making authority.

We haven't heard much about the technology platform we will use once we merge.

        The Integration Planning Team will be evaluating technology needs, including system compatibility, and will determine where it makes sense to integrate platforms. They will report decisions as soon as possible.

ABOUT PAY AND BENEFITS

I'm still confused about what will happen to our stock once the merger is approved.

        Nothing will happen to your stock options or your shares in the Employee Stock Ownership Program.

What will happen to our end of year bonus? Will our performance goals change?

        Since we must continue to execute on our current business plan, our corporate goals will remain the same. Some employees may see change in individual or department goals in support of merger activities. Your manager will discuss any change in goals with you. In addition, any progress you've made toward the performance goals established at the beginning of the year will be recognized in your year-end bonus review, even if goals shift later in the year as a result of the merger.

Note: Employees asked a number of questions about potential changes to specific benefits including:

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  Tuition reimbursement

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  Maternity leave

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  Vision coverage

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  Vacation

        Because these and other benefits are so important to all IDEC employees, we'll repeat a previous response to a similar question in case it was missed:

        The goal is to ultimately create a unified package of benefits and policies for all employees, but integration cannot begin until after the merger is complete. While the integration planning team will be evaluating how best to structure programs for the new company, we don't expect change to be imminent. In fact, you can expect to see the same IDEC benefit choices for the balance of 2003. And since IDEC and Biogen both offer very competitive programs, the unified program may have different provisions but will be just as competitive.

Safe Harbor Statement

        This document contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements' current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

        For more detailed information on the risks and uncertainties associated with each company's business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

        IDEC Pharmaceuticals Corporation filed with the SEC a registration statement on Form S-4 on July 16, 2003 that includes a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials, when they become available, because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.

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Q&A: About the Merger